Filed Pursuant to Rule 425
                                                    Filing Company: Genesys S.A.
                                             Subject Company: Vialog Corporation
                                                              File No. 333-55392



                 GENESYS OBTAINS THE APPROVAL OF THE COB FOR THE
              "NOTE PRELIMINAIRE D'OPERATION" FOR THE ACQUISITIONS
                             OF VIALOG AND ASTOUND.

              FOR THE YEAR 2000, GENESYS ANTICIPATES STRONG GROWTH IN
                PROFITABILITY IN EACH OF ITS OPERATING REGIONS.

MONTPELLIER, France (February 15, 2001) - Genesys S.A. today announced that the French "Commission des Operations de Bourse" approved on the 13th of February its plan for the issuing of shares for the pending acquisitions of Vialog Corporation (Amex : VX) and Astound Incorporated. This follows the news on the 12th of February that the U.S. Securities and Exchange Commission had declared effective its registration statement on Form F-4 relating to the same transactions. Genesys shareholders will be asked to vote on the acquisitions at a shareholders meeting is scheduled for March 23, 2001.

Genesys expects a significant increase in profitability at the Group level for 2000.

The Group's total revenue for 2000 was 92 million euros, representing 94% growth over 1999, and should be accompanied by a significant increase in profitability in each of the Group's three operating regions.

[Bar chart showing the following data:

                                              Consolidated Operating Revenue
                                                  (millions of euros)

S1 1999                                                 15.85
S2 1999                                                 31.51
S1 2000                                                 41.75
S2 2000                                                 50.29
]

North America

Gross margin should increase by 171% over 1999 to achieve 51.5% of revenues in 2000. Furthermore it should continue to grow in the second half, passing from 49.3% for the first six months to 53.4% for the second half. The EBITDA increased by 259% over 1999 and should represent 23% of revenues in 2000. This increase continued in the second half of the year, passing from 22% in the first six months to 24% for the second half.

[Bar chart entitled "US Gross Margin & EBITDA w/o Corporate" showing the following data:

                                    Gross Margin                        EBITDA

Consolidated S1 1999                  55%                                 29%
Consolidated S2 1999                  42%                                 19%
Consolidated S1 2000                  49%                                 22%
Consolidated S2 2000                  53%                                 24%
]

Europe (excluding new acquisitions and creation of new subsidiaries)

Gross margin should remain very strong in 2000 representing 67% of revenues. The EBITDA should increase as compared to 1999 from 37% to 40% of revenues in 2000. Furthermore, the EBITDA in the second half of 2000 should be 39% as compared to 35% in the second half of 1999.

[Bar chart entitled "Europe Gross Margin & EBITDA w/o corporate & w/o acquisition" showing the following data:

                                     Gross Margin                        EBITDA
Consolidated S1 1999                  65%                                 40%
Consolidated S2 1999                  64%                                 35%
Consolidated S1 2000                  79%                                 41%
Consolidated S2 2000                  64%                                 39%

]

Asia Pacific

Gross margin should increase 150% over 1999, reaching 45.7% of revenues in 2000. Furthermore, it should increase to 46.6% in the second half versus 44.5% for the first six months. The EBITDA should also progress as compared to 1999, reaching 14% of revenues in 2000. This progression should continue in the second half, with the EBITDA passing from 10% in the first half to 16% in the final six months of 2000.

[Bar chart entitled "Asia-Pac. Gross Martin & EBIDA w/o Corporate" showing the following data:

                                    Gross Margin                        EBITDA

Consolidated S1 1999                  41%                                 -14%
Consolidated S2 1999                  44%                                 2%
Consolidated S1 2000                  44%                                 10%
Consolidated S2 2000                  46%                                 16%

Reinforcement of the Group's structure in preparation for the integration of Vialog and continued growth.

     o Corporate charges (SG&A) for the Group were augmented in the second half of 2000 in preparation for the integration of Vialog. They increased from 12% of revenue in the first half to 16% for the second half.

     o Charges associated with the acquisition of the companies Mediactiv, Langages Virtuels, Cote&Com, Time Eureka and Telcen as well as charges linked to the creation of subsidiaries in Norway and in Denmark had a negative impact of another 1 point of EBITDA.

Without these charges the Group's EBITDA for 2000 would have been 16% in 2000.

                 Francois Legros and Pierre Schwich will hold a conference call in English at 15:30 French time
               (14:30 GMT) on February 15th on +33 1 72 12 40 34.

     This meeting will be recorded and can be accessed at its conclusion on
                        +33 1 72 12 82 80, code 710 444.

GENESYS                                     ACTUS
Marine Brun                                 Laurence Kipfer              Stephane Fargette
Relations actionnaires et investisseurs     Analystes-Investisseurs      Presse
Tel : 04 67 06 75 17                        Tel : 01 53 67 35 72         Tel : 01 53 67 36 44
investor@genesys.com                        lkipfer@actus.fr             sfargette@actus.fr
--------------------                        ----------------             ------------------






US SEC Filings

Genesys has filed a registration statement on Form F-4 (No. 333-55392) with the United States Securities and Exchange Commission. The Form F-4 contains a proxy statement / prospectus relating to the Vialog special meeting and other related documents. Vialog plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus contain important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction are available free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:

Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone: 33 4 67 06 27 55
Email: pierre.schwich@genesys.com

Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA 01730
Phone: 781-761-6200
Email: msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http://www.sec.gov.

Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.